UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): June 18, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Reopening of the Offering Following Property Acquisition and SEC Renewal Qualification

With the recent completion of the property acquisition discussed below and the annual renewal of the BRIX REIT, Inc. (the “Company”) Offering Statement on Form 1-A that was qualified by the Securities and Exchange Commission on June 18, 2019, the Company will reopen its Regulation A-Tier 2 common stock offering on June 19, 2019.

The Company completed the acquisition of an approximately 36,000 sq. ft. retail property located in Fort Worth, Texas on June 11, 2019. The property, which was built in 2006, is leased to 24 Hour Fitness USA, Inc. for use as a fitness center and provides its members with access to a variety of fitness amenities including a cycling room, pro shop, kids club, basketball court, swimming pool, jacuzzi, sauna, steam room, aerobic studio, locker rooms, cardio equipment and a weightlifting area.

The contract purchase price for the property was $12,375,000, which was funded with a mortgage loan of $6,187,500 secured by the property, $5,000,000 million drawn under the Company’s unsecured line of credit and available cash on hand. The property’s double net lease has a base lease term which expires on March 31, 2027 and includes four five-year renewal options to extend the term of the lease. The property is expected to generate $7,629,410 in total rental revenue over the course of the base lease term. The seller of the property was not affiliated with the Company or its affiliates. The Company incurred an acquisition fee of $371,250 payable to its advisor in connection with this transaction.

In evaluating this property as a potential acquisition, including the determination of an appropriate purchase price to be paid for the property, the Company considered a variety of factors, including the condition and financial performance of the property, the terms of the existing lease and the creditworthiness of the tenant, property location, visibility and access, age of the property, physical condition and curb appeal, neighboring property uses, local market conditions, including vacancy rates, area demographics, including trade area population and average household income and neighborhood growth patterns and economic conditions. The Company does not currently have plans to incur any significant costs to renovate, improve or develop this property, and it believes that the property is adequately insured.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: June 18, 2019